CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	June 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	633	1,775
Accounts receivable	833	1,499
Income taxes receivable	35	30
Inventories	994	1,486
Prepaid expenses	70	148
	2,565	4,938
Restricted cash (notes 4, 8)	155	142
Exploration and evaluation assets	653	643
Property, plant and equipment, net (note 5)	22,485	23,623
Right-of-use assets, net (note 6)	1,101	1,202
Goodwill	689	656
Investment in joint ventures	1,127	1,182
Long-term income taxes receivable	213	212
Other assets	471	524
Total Assets	29,459	33,122
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	2,099	3,465
Short-term debt (note 7)	515	550
Long-term debt due within one year (note 7)	—	400
Lease liabilities (note 6)	107	109
Asset retirement obligations (note 8)	67	112
	2,788	4,636
Long-term debt (note 7)	5,227	4,570
Other long-term liabilities (note 9)	397	454
Lease liabilities (note 6)	1,338	1,353
Asset retirement obligations (note 8)	2,710	2,643
Deferred tax liabilities	1,490	2,170
Total Liabilities	13,950	15,826
Shareholders’ equity
Common shares (note 10)	7,293	7,293
Preferred shares (note 10)	874	874
Contributed surplus	2	2
Retained earnings	6,200	8,365
Accumulated other comprehensive income	1,126	748
Non-controlling interest	14	14
Total Shareholders’ Equity	15,509	17,296
Total Liabilities and Shareholders’ Equity	29,459	33,122
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Income (Loss)

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars, except share data)	2020	2019	2020	2019
Gross revenues	2,370	5,337	6,498	9,794
Royalties	(30)	(83)	(75)	(154)
Marketing and other	38	(16)	23	137
Revenues, net of royalties	2,378	5,238	6,446	9,777
Expenses
Purchases of crude oil and products	1,372	3,425	4,720	6,071
Production, operating and transportation expenses	581	746	1,287	1,505
Selling, general and administrative expenses	186	182	369	328
Depletion, depreciation, amortization and impairment (notes 5, 6)	590	643	2,664	1,273
Exploration and evaluation expenses	15	86	51	116
Gain on sale of assets	(2)	—	(8)	(2)
Other – net	(41)	(74)	(164)	(172)
	2,701	5,008	8,919	9,119
Earnings (loss) from operating activities	(323)	230	(2,473)	658
Share of equity investment income (loss)	(10)	23	—	45
Financial items (note 11)
Net foreign exchange gain (loss)	28	2	(22)	32
Finance income	4	16	18	36
Finance expenses	(105)	(105)	(175)	(188)
	(73)	(87)	(179)	(120)
Earnings (loss) before income taxes	(406)	166	(2,652)	583
Provisions for (recovery of) income taxes
Current	35	46	78	92
Deferred	(137)	(250)	(721)	(207)
	(102)	(204)	(643)	(115)
Net earnings (loss)	(304)	370	(2,009)	698
Earnings (loss) per share (note 10)
Basic	(0.31)	0.36	(2.02)	0.68
Diluted	(0.31)	0.36	(2.02)	0.67
Weighted average number of common shares outstanding (note 10)
Basic (millions)	1,005.1	1,005.1	1,005.1	1,005.1
Diluted (millions)	1,005.1	1,005.1	1,005.1	1,005.1
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2020	2019	2020	2019
Net earnings (loss)	(304)	370	(2,009)	698
Other comprehensive income (loss)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedge	1	1	—	(5)
Equity investment - share of other comprehensive loss	(2)	(1)	(8)	(5)
Exchange differences on translation of foreign operations	(391)	(210)	522	(447)
Hedge of net investment (note 13)	106	58	(136)	123
Other comprehensive income (loss)	(286)	(152)	378	(334)
Comprehensive income (loss)	(590)	218	(1,631)	364
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
					AOCI(1)
(millions of Canadian dollars)	Common Shares	Preferred Shares	Contributed Surplus	Retained Earnings	Foreign Currency Translation	Hedging	Non-Controlling Interest	Total Shareholders’ Equity
Balance as at December 31, 2018	7,293	874	2	10,273	1,154	6	12	19,614
Net earnings	—	—	—	698	—	—	—	698
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax recovery of $2 million)	—	—	—	—	—	(5)	—	(5)
Equity investment - share of other comprehensive loss	—	—	—	—	—	(5)	—	(5)
Exchange differences on translation of foreign operations (net of tax recovery of $48 million)	—	—	—	—	(447)	—	—	(447)
Hedge of net investment (net of tax of $17 million) (note 13)	—	—	—	—	123	—	—	123
Total comprehensive income (loss)	—	—	—	698	(324)	(10)	—	364
Transactions with owners recognized directly in equity:
Dividends declared on common shares (note 10)	—	—	—	(252)	—	—	—	(252)
Dividends declared on preferred shares (note 10)	—	—	—	(17)	—	—	—	(17)
Balance as at June 30, 2019	7,293	874	2	10,702	830	(4)	12	19,709

Balance as at December 31, 2019	7,293	874	2	8,365	750	(2)	14	17,296
Net loss	—	—	—	(2,009)	—	—	—	(2,009)
Other comprehensive income (loss)
Equity investment - share of other comprehensive loss	—	—	—	—	—	(8)	—	(8)
Exchange differences on translation of foreign operations (net of tax of $63 million)	—	—	—	—	522	—	—	522
Hedge of net investment (net of tax recovery of $19 million) (note 13)	—	—	—	—	(136)	—	—	(136)
Total comprehensive income (loss)	—	—	—	(2,009)	386	(8)	—	(1,631)
Transactions with owners recognized directly in equity:
Dividends declared on common shares (note 10)	—	—	—	(138)	—	—	—	(138)
Dividends declared on preferred shares (note 10)	—	—	—	(18)	—	—	—	(18)
Balance as at June 30, 2020	7,293	874	2	6,200	1,136	(10)	14	15,509
(1)Accumulated other comprehensive income.
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2020	2019	2020	2019
Operating activities
Net earnings (loss)	(304)	370	(2,009)	698
Items not affecting cash:
Accretion (notes 8, 11)	25	26	51	53
Depletion, depreciation, amortization and impairment (notes 5,6)	590	643	2,664	1,273
Inventory write-down to net realizable value	(362)	—	—	—
Exploration and evaluation expenses	(2)	23	(2)	23
Deferred income taxes	(137)	(250)	(721)	(207)
Foreign exchange	(1)	(2)	2	(14)
Stock-based compensation expense (recovery) (note 10)	8	13	(10)	20
Gain on sale of assets	(2)	—	(8)	(2)
Unrealized mark to market loss (gain) (note 13)	96	(4)	5	53
Share of equity investment loss (income)	10	(23)	—	(45)
Other	7	5	6	(4)
Settlement of asset retirement obligations (note 8)	(3)	(41)	(27)	(113)
Deferred revenue	(41)	(5)	(58)	(21)
Distribution from joint ventures	134	47	150	47
Change in non-cash working capital (note 12)	(28)	(42)	302	(456)
Cash flow – operating activities	(10)	760	345	1,305
Financing activities
Long-term debt issuance (note 7)	501	—	1,300	1,000
Long-term debt repayment (note 7)	(600)	(402)	(1,200)	(402)
Short-term debt net issuance (repayment) (note 7)	65	—	(35)	—
Debt issue costs (note 7)	—	—	—	(9)
Dividends on common shares (note 10)	(126)	(125)	(251)	(251)
Dividends on preferred shares (note 10)	(9)	(9)	(18)	(9)
Finance lease payments (note 6)	(27)	(58)	(56)	(116)
Change in non-cash working capital (note 12)	(8)	(5)	(5)	10
Cash flow – financing activities	(204)	(599)	(265)	223
Investing activities
Capital expenditures	(310)	(858)	(922)	(1,670)
Capitalized interest (note 11)	(9)	(44)	(51)	(84)
Proceeds from asset sales	—	—	9	(1)
Investment in joint ventures	(84)	(37)	(87)	(37)
Other	1	(21)	1	(27)
Change in non-cash working capital (note 12)	(51)	94	(202)	(36)
Cash flow – investing activities	(453)	(866)	(1,252)	(1,855)
Decrease in cash and cash equivalents	(667)	(705)	(1,172)	(327)
Effect of exchange rates on cash and cash equivalents	(22)	(28)	30	(27)
Cash and cash equivalents at beginning of period	1,322	3,245	1,775	2,866
Cash and cash equivalents at end of period	633	2,512	633	2,512
Supplementary Cash Flow Information
Net interest paid	(68)	(116)	(139)	(187)
Net income taxes received (paid)	(35)	6	(85)	(78)
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or the “Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Integrated Corridor and Offshore.
Integrated Corridor
The Company’s business in the Integrated Corridor includes:
The Lloydminster Heavy Oil Value Chain includes the exploration for, and development and production of, heavy crude oil and bitumen, and production of ethanol. Blended heavy crude oil and bitumen are either sold directly to the Canadian market or transported utilizing the Husky Midstream Limited Partnership ("HMLP") pipeline systems to the Keystone pipeline and other pipelines to be sold in the U.S. downstream market. Heavy crude oil can be upgraded at the Company’s Lloydminster upgrading and asphalt refining complex into synthetic crude oil, diesel fuel and asphalt. This business also includes the marketing and transportation of both the Company’s own production and third-party commodity trading volumes of heavy crude oil, synthetic crude oil, asphalt and ancillary products. The sale and transportation of the Company’s production and third-party commodity trading volumes are managed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. The Company is able to capture price differences between the two markets by utilizing infrastructure capacity to deliver production and/or third-party commodity trading volumes from Canada to the U.S. market.
The Oil Sands business includes the exploration for, and development and production of, bitumen within the Sunrise Energy Project. It also includes the marketing and transportation of the Company’s and third-party production of bitumen through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S.
The Western Canada Production business includes the exploration for, and development and production of, light crude oil, conventional natural gas and natural gas liquids ("NGL") in Western Canada. The Company’s conventional natural gas production is used by the Company for its own midstream facilities, and both its produced conventional natural gas and NGL are marketed and transported with other third-party commodity trading volumes through access to capacity on third-party pipelines, export terminals and storage facilities which provides flexibility for market access.
The U.S. Refining business includes the refining of crude oil at the Lima Refinery, the BP-Husky Toledo Refinery and the Superior Refinery in the U.S. Midwest to produce diesel fuel, gasoline, jet fuel, asphalt and other products. The Company also markets its own and third-party volumes of refined petroleum products including gasoline and diesel fuel.
The Canadian Refined Products business includes the marketing of its own and third-party volumes of refined petroleum products, including gasoline and diesel, through petroleum outlets.
Offshore
The Company’s Offshore business includes operations, development and exploration in Asia Pacific and Atlantic. The price received for Asia Pacific production is largely based on long-term contracts and crude oil production from Atlantic is primarily driven by the price of Brent.

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Segmented Financial Information

	Integrated Corridor														Offshore		Corporate		Total
($ millions)	Lloydminster Heavy Oil Value Chain(1)		Oil Sands		Western Canada Production		U.S. Refining		Canadian Refined Products		Eliminations(2)		Total
Three months ended June 30,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Gross revenues(3)	603	1,540	26	208	65	109	1,131	2,855	258	582	(108)	(335)	1,975	4,959	395	378	—	—	2,370	5,337
Royalties	(8)	(47)	—	(4)	(1)	(7)	—	—	—	—	—	—	(9)	(58)	(21)	(25)	—	—	(30)	(83)
Marketing and other(3)	30	14	8	(10)	(3)	(2)	3	(18)	—	—	—	—	38	(16)	—	—	—	—	38	(16)
Revenues, net of royalties	625	1,507	34	194	61	100	1,134	2,837	258	582	(108)	(335)	2,004	4,885	374	353	—	—	2,378	5,238
Expenses
Purchases of crude oil and products(3)	333	705	10	100	—	12	884	2,406	231	518	(108)	(335)	1,350	3,406	22	19	—	—	1,372	3,425
Production, operating and transportation expenses(3)	234	291	23	30	60	81	183	218	17	47	—	—	517	667	64	79	—	—	581	746
Selling, general and administrative expenses	53	37	5	6	7	24	21	13	10	2	—	—	96	82	23	15	67	85	186	182
Depletion, depreciation, amortization and impairment	179	192	10	25	41	93	137	122	15	22	—	—	382	454	183	164	25	25	590	643
Exploration and evaluation expenses	—	4	—	—	—	3	—	—	—	—	—	—	—	7	15	79	—	—	15	86
Loss (gain) on sale of assets	—	—	—	—	(2)	—	—	—	1	—	—	—	(1)	—	(1)	—	—	—	(2)	—
Other – net(3)	12	4	(7)	(14)	—	3	—	(76)	—	—	—	—	5	(83)	—	—	(46)	9	(41)	(74)
	811	1,233	41	147	106	216	1,225	2,683	274	589	(108)	(335)	2,349	4,533	306	356	46	119	2,701	5,008
Earnings (loss) from operating activities	(186)	274	(7)	47	(45)	(116)	(91)	154	(16)	(7)	—	—	(345)	352	68	(3)	(46)	(119)	(323)	230
Share of equity investment income (loss)	(15)	8	—	—	—	—	—	—	—	—	—	—	(15)	8	5	15	—	—	(10)	23
Financial items
Net foreign exchange gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	28	2	28	2
Finance income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2	—	2	16	4	16
Finance expenses	(12)	(12)	(14)	(21)	(5)	(6)	(4)	(5)	(2)	(3)	—	—	(37)	(47)	(11)	(10)	(57)	(48)	(105)	(105)
	(12)	(12)	(14)	(21)	(5)	(6)	(4)	(5)	(2)	(3)	—	—	(37)	(47)	(9)	(10)	(27)	(30)	(73)	(87)
Earnings (loss) before income taxes	(213)	270	(21)	26	(50)	(122)	(95)	149	(18)	(10)	—	—	(397)	313	64	2	(73)	(149)	(406)	166
Provisions for (recovery of) income taxes
Current	(2)	(6)	—	7	—	—	(8)	2	—	—	—	—	(10)	3	35	35	10	8	35	46
Deferred	(55)	78	(2)	1	(11)	(33)	(13)	30	(3)	(2)	—	—	(84)	74	(9)	(37)	(44)	(287)	(137)	(250)
	(57)	72	(2)	8	(11)	(33)	(21)	32	(3)	(2)	—	—	(94)	77	26	(2)	(34)	(279)	(102)	(204)
Net earnings (loss)	(156)	198	(19)	18	(39)	(89)	(74)	117	(15)	(8)	—	—	(303)	236	38	4	(39)	130	(304)	370
Expenditures on exploration and evaluation assets	1	5	—	—	—	—	—	—	—	—	—	—	1	5	7	6	—	—	8	11
Expenditures on property, plant and equipment	52	203	—	18	(5)	60	113	202	1	41	—	—	161	524	123	294	18	29	302	847
(1)Includes $33 million of revenue (three months ended June 30, 2019 - $30 million) and $33 million of associated costs (three months ended June 30, 2019 - $91 million ) for construction contracts in progress with revenue recognized as performance obligations are met.
(2)Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.
(3)Results for certain items in the condensed interim consolidated statements of income (loss) reported for 2019 have been recast to reflect various reclassifications due to a change in presentation of the Integrated Corridor and Offshore business units.

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	Integrated Corridor														Offshore		Corporate		Total
($ millions)	Lloydminster Heavy Oil Value Chain(1)		Oil Sands		Western Canada Production		U.S. Refining		Canadian Refined Products		Eliminations(2)		Total
Six months ended June 30,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Gross revenues(3)	1,773	2,722	129	328	184	259	3,195	5,192	714	1,156	(261)	(550)	5,734	9,107	764	687	—	—	6,498	9,794
Royalties	(25)	(81)	(1)	(6)	(10)	(20)	—	—	—	—	—	—	(36)	(107)	(39)	(47)	—	—	(75)	(154)
Marketing and other(3)	1	60	(42)	9	3	48	61	20	—	—	—	—	23	137	—	—	—	—	23	137
Revenues, net of royalties	1,749	2,701	86	331	177	287	3,256	5,212	714	1,156	(261)	(550)	5,721	9,137	725	640	—	—	6,446	9,777
Expenses
Purchases of crude oil and products(3)	859	1,199	110	112	13	14	3,314	4,285	653	1,013	(261)	(550)	4,688	6,073	32	(2)	—	—	4,720	6,071
Production, operating and transportation expenses(3)	525	588	58	70	134	164	403	433	33	85	—	—	1,153	1,340	134	165	—	—	1,287	1,505
Selling, general and administrative expenses	104	76	14	13	33	51	43	25	23	5	—	—	217	170	41	30	111	128	369	328
Depletion, depreciation, amortization and impairment	411	428	371	48	342	170	269	238	30	44	—	—	1,423	928	1,194	293	47	52	2,664	1,273
Exploration and evaluation expenses	27	21	—	—	—	5	—	—	—	—	—	—	27	26	24	90	—	—	51	116
Loss (gain) on sale of assets	—	—	—	—	(8)	(2)	—	—	1	—	—	—	(7)	(2)	(1)	—	—	—	(8)	(2)
Other - net(3)	12	12	(14)	(14)	—	3	—	(184)	—	—	—	—	(2)	(183)	—	—	(162)	11	(164)	(172)
	1,938	2,324	539	229	514	405	4,029	4,797	740	1,147	(261)	(550)	7,499	8,352	1,424	576	(4)	191	8,919	9,119
Earnings (loss) from operating activities	(189)	377	(453)	102	(337)	(118)	(773)	415	(26)	9	—	—	(1,778)	785	(699)	64	4	(191)	(2,473)	658
Share of equity investment income (loss)	(18)	18	—	—	—	—	—	—	—	—		—	(18)	18	18	27	—	—	—	45
Financial items
Net foreign exchange gain (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(22)	32	(22)	32
Finance income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3	1	15	35	18	36
Finance expenses	(24)	(23)	(29)	(29)	(10)	(12)	(9)	(9)	(5)	(7)	—	—	(77)	(80)	(21)	(19)	(77)	(89)	(175)	(188)
	(24)	(23)	(29)	(29)	(10)	(12)	(9)	(9)	(5)	(7)	—	—	(77)	(80)	(18)	(18)	(84)	(22)	(179)	(120)
Earnings (loss) before income taxes	(231)	372	(482)	73	(347)	(130)	(782)	406	(31)	2	—	—	(1,873)	723	(699)	73	(80)	(213)	(2,652)	583
Provisions for (recovery of) income taxes
Current	(1)	(10)	—	7	—	—	(6)	7	—	—	—	—	(7)	4	68	72	17	16	78	92
Deferred	(61)	110	(120)	13	(87)	(35)	(168)	83	(7)	1	—	—	(443)	172	(242)	(58)	(36)	(321)	(721)	(207)
	(62)	100	(120)	20	(87)	(35)	(174)	90	(7)	1	—	—	(450)	176	(174)	14	(19)	(305)	(643)	(115)
Net earnings (loss)	(169)	272	(362)	53	(260)	(95)	(608)	316	(24)	1	—	—	(1,423)	547	(525)	59	(61)	92	(2,009)	698
Expenditures on exploration and evaluation assets	1	13	—	—	—	—	—	—	—	—	—	—	1	13	7	13	—	—	8	26
Expenditures on property, plant and equipment	315	456	8	28	42	156	276	331	3	51	—	—	644	1,022	230	567	40	55	914	1,644
As at June 30, 2020 and December 31, 2019
Total exploration and evaluation assets, property, plant and equipment, net	6,605	6,672	1,775	2,087	1,229	1,560	6,392	6,052	529	541	—	—	16,530	16,912	6,264	7,005	344	349	23,138	24,266
Total right-of-use assets, net	64	54	378	430	6	9	159	157	113	122	—	—	720	772	99	138	282	292	1,101	1,202
Total assets	7,756	8,312	2,210	2,757	1,284	1,709	8,710	8,645	732	838	—	—	20,692	22,261	7,224	8,077	1,543	2,784	29,459	33,122
(1)Includes $52 million of revenue (six months ended June 30, 2019 - $93 million ) and $52 million of associated costs (six months ended June 30, 2019 - $161 million) for construction contracts in progress with revenue recognized as performance obligations are met.
(2)Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.
(3)Results for certain items in the condensed interim consolidated statements of income (loss) reported for 2019 have been recast to reflect various reclassifications due to a change in presentation of the Integrated Corridor and Offshore business units.

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Disaggregation of Revenue

	Integrated Corridor														Offshore		Corporate		Total
($ millions)	Lloydminster Heavy Oil Value Chain		Oil Sands		Western Canada Production		U.S. Refining		Canadian Refined Products		Eliminations		Total
Three months ended June 30,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Primary Geographical Markets
Canada	603	1,540	26	208	65	109	—	—	258	582	(108)	(335)	844	2,104	78	127	—	—	922	2,231
United States	—	—	—	—	—	—	1,131	2,855	—	—	—	—	1,131	2,855	—	—	—	—	1,131	2,855
China	—	—	—	—	—	—	—	—	—	—	—	—	—	—	317	251	—	—	317	251
Total revenue(1)	603	1,540	26	208	65	109	1,131	2,855	258	582	(108)	(335)	1,975	4,959	395	378	—	—	2,370	5,337

Major Product Lines(1)
Synthetic crude oil	192	447	—	—	—	—	—	—	—	—	—	—	192	447	—	—	—	—	192	447
Gasoline	—	—	—	—	—	—	601	1,551	103	249	—	—	704	1,800	—	—	—	—	704	1,800
Diesel & distillates	33	57	—	—	—	—	396	1,024	140	287	—	—	569	1,368	—	—	—	—	569	1,368
Asphalt	94	159	—	—	—	—	18	36	—	—	—	—	112	195	—	—	—	—	112	195
Total upgraded and refined products	319	663	—	—	—	—	1,015	2,611	243	536	—	—	1,577	3,810	—	—	—	—	1,577	3,810
Diluted bitumen	—	—	20	200	—	—	—	—	—	—	—	—	20	200	—	—	—	—	20	200
Blended crude oil	192	622	—	—	—	—	—	—	—	—	—	—	192	622	—	—	—	—	192	622
Light & medium crude oil	—	—	—	—	12	37	—	—	—	—	—	—	12	37	78	127	—	—	90	164
NGL	—	—	—	—	14	27	—	—	—	—	—	—	14	27	29	44	—	—	43	71
Natural gas	—	—	—	—	34	37	—	—	—	—	—	—	34	37	288	207	—	—	322	244
Total unrefined products	192	622	20	200	60	101	—	—	—	—	—	—	272	923	395	378	—	—	667	1,301
Other	92	255	6	8	5	8	116	244	15	46	—	—	234	561	—	—	—	—	234	561
Total revenue	603	1,540	26	208	65	109	1,131	2,855	258	582	(108)	(335)	1,975	4,959	395	378	—	—	2,370	5,337
(1)Results reported for 2019 have been recast to reflect a change in reclassification of intersegment sales eliminations and a change in presentation of the Integrated Corridor and Offshore business units.

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 9

	Integrated Corridor														Offshore		Corporate		Total
($ millions)	Lloydminster Heavy Oil Value Chain		Oil Sands		Western Canada Production		U.S. Refining		Canadian Refined Products		Eliminations		Total
Six months ended June 30,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Primary Geographical Markets
Canada	1,773	2,722	129	328	184	259	—	—	714	1,156	(261)	(550)	2,539	3,915	173	155	—	—	2,712	4,070
United States	—	—	—	—	—	—	3,195	5,192	—	—	—	—	3,195	5,192	—	—	—	—	3,195	5,192
China	—	—	—	—	—	—	—	—	—	—	—	—	—	—	591	532	—	—	591	532
Total revenue(1)	1,773	2,722	129	328	184	259	3,195	5,192	714	1,156	(261)	(550)	5,734	9,107	764	687	—	—	6,498	9,794

Major Product Lines(1)
Synthetic crude oil	540	747	—	—	—	—	—	—	—	—	—	—	540	747	—	—	—	—	540	747
Gasoline	—	—	—	—	—	—	1,632	2,726	293	447	—	—	1,925	3,173	—	—	—	—	1,925	3,173
Diesel & distillates	91	124	—	—	—	—	1,131	1,957	382	574	—	—	1,604	2,655	—	—	—	—	1,604	2,655
Asphalt	193	240	—	—	—	—	23	44	—	—	—	—	216	284	—	—	—	—	216	284
Total upgraded and refined products	824	1,111	—	—	—	—	2,786	4,727	675	1,021	—	—	4,285	6,859	—	—	—	—	4,285	6,859
Diluted bitumen	—	—	123	320	—	—	—	—	—	—	—	—	123	320	—	—	—	—	123	320
Blended crude oil	672	1,082	—	—	—	—	—	—	—	—	—	—	672	1,082	—	—	—	—	672	1,082
Light & medium crude oil	—	—	—	—	46	77	—	—	—	—	—	—	46	77	173	155	—	—	219	232
NGL	—	—	—	—	49	79	—	—	—	—	—	—	49	79	67	92	—	—	116	171
Natural gas	—	—	—	—	72	90	—	—	—	—	—	—	72	90	524	440	—	—	596	530
Total unrefined products	672	1,082	123	320	167	246	—	—	—	—	—	—	962	1,648	764	687	—	—	1,726	2,335
Other	277	529	6	8	17	13	409	465	39	135	—	—	748	1,150	—	—	—	—	748	1,150
Total revenue	1,773	2,722	129	328	184	259	3,195	5,192	714	1,156	(261)	(550)	5,734	9,107	764	687	—	—	6,498	9,794
(1)Results reported for 2019 have been recast to reflect a change in reclassification of intersegment sales eliminations and a change in presentation of the Integrated Corridor and Offshore business units.

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 10

Note 2 Basis of Presentation
Basis of Measurement and Statement of Compliance
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2019 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2019.
Certain prior period amounts have been reclassified to conform with the current period presentation.
These condensed interim consolidated financial statements were approved by the Audit Committee of the Board of Directors on July 29, 2020.
Use of Estimates, Judgments and Assumptions
The timely preparation of the consolidated interim financial statements requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets and liabilities, disclosures of contingencies and the reported amounts of revenue and expenses during the period.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and on a prospective basis. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the consolidated financial statements. These underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances, and are subject to change as new events occur, as more industry experience is acquired, as additional information is obtained, and as the Company’s operating environment changes.
Critical judgments and estimates that have the most significant effect on the amounts recognized in the consolidated interim financial statements include determination of technical feasibility and commercial viability, impairment assessments, the determination of cash generating units (“CGUs”), changes in reserves estimates, the timing of temporary difference reversals, realization of tax assets, ability to use tax losses, collectability of receivables, the determination of a joint arrangement, the designation of the Company’s functional currency and the fair value of related party transactions.
In early March 2020, the World Health Organization declared the COVID-19 coronavirus outbreak to be a pandemic. Responses to the spread of COVID-19 have resulted in significant disruption to business operations and a significant increase in economic uncertainty, with more volatile commodity prices and currency exchange rates, and a marked decline in long-term interest rates. Although economies are beginning to re-open, these events are resulting in a challenging economic climate in which it is difficult to reliably estimate the length or severity of these developments and their financial impact. The results of the potential economic downturn and any potential resulting direct and indirect impact to the Company has been considered in management’s estimates described above at the period end; however there could be a further prospective material impact in future periods.

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 11

Note 3 Significant Accounting Policies
Recent Accounting Standards
The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Change in Accounting Policies
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2019.
Note 4 Restricted Cash
In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in offshore China. As at June 30, 2020, the Company had deposited funds of $155 million (December 31, 2019 – $142 million), which have been classified as non-current.
Note 5 Property, Plant and Equipment

Property, Plant and Equipment	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
($ millions)
Cost
December 31, 2019	46,587	101	2,721	10,017	3,245	62,671
Additions	584	—	47	283	45	959
Acquisitions	3	—	—	—	—	3
Transfers from exploration and evaluation	2	—	—	—	—	2
Transfers from right-of-use assets(1) (note 6)	3	—	—	—	—	3
Intersegment transfers	—	34	—	—	(34)	—
Changes in asset retirement obligations (note 8)	21	—	—	—	—	21
Disposals and derecognition	(389)	(3)	—	—	—	(392)
Exchange adjustments	227	2	—	727	3	959
June 30, 2020	47,038	134	2,768	11,027	3,259	64,226

Accumulated depletion, depreciation, amortization and impairment
December 31, 2019	(31,348)	(51)	(1,700)	(3,735)	(2,214)	(39,048)
Depletion, depreciation, amortization and impairment	(2,144)	(1)	(50)	(263)	(66)	(2,524)
Disposals and derecognition	351	—	—	—	—	351
Exchange adjustments	(98)	6	—	(427)	(1)	(520)
June 30, 2020	(33,239)	(46)	(1,750)	(4,425)	(2,281)	(41,741)

Net book value
December 31, 2019	15,239	50	1,021	6,282	1,031	23,623
June 30, 2020	13,799	88	1,018	6,602	978	22,485
(1)Includes capitalized depreciation from right-of-use assets.
Included in depletion, depreciation, amortization and impairment expenses for the three and six months ended June 30, 2020 is a pre-tax impairment charge of $nil and $1,334 million (three and six months ended June 30, 2019 - $nil) on Oil and Gas Properties on CGUs located at Sunrise, Western Canada, White Rose and Terra Nova within the Integrated Corridor and Offshore business segments. The impairment charge, attributed to the CGUs noted above, was a result of the market impact from the COVID-19 pandemic which has resulted in declines in current and forecasted crude oil prices and management’s decision to delay capital investment in the White Rose CGU. The recoverable amount of the impaired CGUs was estimated based on fair value less costs to sell methodology using estimated after-tax discounted cash flows on proved plus probable reserves for Sunrise and Western Canada CGUs, and proved plus probable and possible reserves for the White Rose and Terra Nova CGUs (Level 3). The Company used an after-tax discount rate of 10% (Level 3).

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 12

Note 6 Right-of-use Assets and Lease Liabilities
Right-of-use Assets

	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
($ millions)
December 31, 2019	520	90	—	204	388	1,202
Additions	2	—	—	8	1	11
Transfers to property, plant and equipment (note 5)	(3)	—	—	—	—	(3)
Disposals and derecognition	(1)	—	—	—	—	(1)
Revaluation	—	16	—	7	—	23
Depreciation and impairment	(90)	(5)	—	(20)	(25)	(140)
Other	—	(6)	—	13	2	9
June 30, 2020	428	95	—	212	366	1,101
During the three and six months ended June 30, 2020, a pre-tax impairment charge of $nil and $82 million (three and six months ended June 30, 2019 - $nil) on right-of-use assets was recorded on the Sunrise and White Rose CGUs within the Integrated Corridor and Offshore business segments. Refer to Note 5.
Lease Liabilities

Balance Sheets
($ millions)	June 30, 2020	December 31, 2019
Current lease liabilities	107	109
Non-current lease liabilities	1,338	1,353

Results of Operations	Three months ended June 30,		Six months ended June 30,
($ millions)	2020	2019	2020	2019
Interest expense on lease liabilities (note 11)	24	34	49	55
Expenses relating to short-term leases	6	7	7	12

Cash Flow Summary	Three months ended June 30,		Six months ended June 30,
($ millions)	2020	2019	2020	2019
Total cash flow used for leases	51	92	105	171

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 13

Note 7 Debt and Credit Facilities

Short-term Debt
($ millions)	June 30, 2020	December 31, 2019
Commercial paper(1)	425	550
Bankers’ Acceptance	90	—
	515	550
(1)The commercial paper is supported by the Company’s syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at June 30, 2020, was 1.76% per annum (December 31, 2019 – 1.98%).

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt	Maturity	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
($ millions)
Long-term debt
Term credit facility	2022	500	—	—	—
3.95% notes(1)	2022	681	648	500	500
4.00% notes(1)	2024	1,021	973	750	750
3.55% notes	2025	750	750	—	—
3.60% notes	2027	750	750	—	—
4.40% notes(1)	2029	1,021	973	750	750
6.80% notes(1)	2037	527	501	387	387
Debt issue costs(2)		(23)	(25)	—	—
Long-term debt		5,227	4,570	2,387	2,387
Long-term debt due within one year
5.00% notes	2020	—	400	—	—
Long-term debt due within one year		—	400	—	—
(1)The U.S. dollar denominated debt is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 13 for Foreign Currency Risk Management.
(2)Calculated using the effective interest rate method.
Credit Facilities
At June 30, 2020, the Company had demand operating facilities of $900 million of which $775 million may be drawn for general corporate purposes or the full amount used to issue letters of credit. As at June 30, 2020, the Company had drawn $90 million on these facilities (December 31, 2019 - $nil) and issued $454 million in letters of credit (December 31, 2019 - $454 million).
On April 7, 2020 the Company entered into a $500 million unsecured non-revolving term credit facility which matures on April 7, 2022. Interest payable is based on pricing referenced to CAD Bankers’ Acceptance or CAD Prime Rates.
As at June 30, 2020, the covenant under the Company’s credit facilities was a debt to capital ratio, calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the credit agreements divided by total debt, shareholders’ equity and certain adjusting items specified in the credit agreements. This covenant is used to assess the Company’s financial strength. If the Company does not comply with the covenant under the credit facilities, there is risk that repayment could be accelerated. The Company was in compliance with the covenant under its credit facilities at June 30, 2020, and assessed the risk of non-compliance to be low. As at June 30, 2020, the Company had no direct borrowings outstanding under its $2.0 billion committed syndicated credit facility expiring June 19, 2022 (December 31, 2019 – no direct borrowings), and no direct borrowings under its $2.0 billion committed syndicated credit facility expiring March 9, 2024 (December 31, 2019 – no direct borrowings).

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 14

Notes
On March 3, 2020, the Company filed a universal short form base shelf prospectus (the "2020 U.S. Shelf Prospectus”) with the Alberta Securities Commission. On March 4, 2020, the Company’s related U.S. registration statement filed with the SEC containing the 2020 U.S. Shelf Prospectus became effective which enables the Company to offer up to US$3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the U.S. up to and including April 4, 2022. During the 25-month period that the 2020 U.S. Shelf Prospectus and the related U.S registration statement are effective, securities may be offered in amounts, at prices and on terms set forth in a prospectus supplement.
On March 12, 2020, the Company repaid the maturing 5.00% notes. The principal paid to noteholders was $400 million.
At June 30, 2020, the Company had unused capacity of $3.0 billion under its universal short form Canadian base shelf prospectus which expires on June 1, 2021, and US$3.0 billion under the 2020 U.S. Shelf Prospectus and related U.S. registration statement which expires on April 4, 2022.
The Company’s notes, credit facilities and short-term lines of credit rank equally in right of payment.
Note 8 Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at June 30, 2020, is set out below:

Asset Retirement Obligations
($ millions)
December 31, 2019	2,755
Additions	21
Liabilities settled	(27)
Liabilities disposed	(36)
Exchange adjustment	13
Accretion (note 11)	51
June 30, 2020	2,777
Expected to be incurred within one year	67
Expected to be incurred beyond one year	2,710
At June 30, 2020, the Company has deposited funds of $155 million into the restricted cash accounts for funding of future asset retirement obligations in offshore China (December 31, 2019 – $142 million). These amounts have been classified as non-current and included in restricted cash.
Note 9 Other Long-term Liabilities

Other Long-term Liabilities
($ millions)	June 30, 2020	December 31, 2019
Employee future benefits	222	214
Stock-based compensation	6	19
Deferred revenue	100	152
Other	69	69
End of period	397	454

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 15

Note 10 Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2019	1,005,121,738	7,293
June 30, 2020	1,005,121,738	7,293

Common Share Dividends ($ millions)	Three months ended June 30,				Six months ended June 30,
	2020		2019		2020		2019
	Declared	Paid	Declared	Paid	Declared	Paid	Declared	Paid
	12	126	126	125	138	251	252	251
There were $12 million of common share dividends declared and payable in the second quarter of 2020 (June 30, 2019 – $126 million). The dividends were paid on July 2, 2020, to shareholders of record at the close of business on June 9, 2020.
Preferred Shares

Cumulative Redeemable Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2019	36,000,000	874
June 30, 2020	36,000,000	874
On March 2, 2020, the Company announced that it did not intend to exercise its right to redeem its Cumulative Redeemable Preferred Shares, Series 5 (the "Series 5 Preferred Shares") on March 31, 2020. As a result, subject to certain conditions, the holders of Series 5 Preferred Shares were notified of their right to choose one of the following options with regard to their shares: retain any or all of their Series 5 Preferred Shares and continue to receive an annual fixed-rate dividend paid quarterly; or convert, on a one-for-one basis, any or all of their Series 5 Preferred Shares into Cumulative Redeemable Preferred Shares, Series 6 (the "Series 6 Preferred Shares") of Husky Energy and receive a floating rate quarterly dividend. In March 2020, 40,800 Series 5 Preferred Shares were tendered for conversion, which is less than the one million shares required to give effect to conversions into Series 6 Preferred Shares. As a result, none of the Series 5 Preferred Shares were converted into Series 6 Preferred Shares on March 31, 2020. The new annual fixed-rate dividend applicable to the Series 5 Preferred Shares for the five-year period commencing March 31, 2020, to, but excluding, March 31, 2025 is 4.591%, being equal to the sum of the Government of Canada five-year bond yield of 1.021% plus 3.57% in accordance with the terms of the Series 5 Preferred Shares.

On June 1, 2020, the Company announced that it did not intend to exercise its right to redeem its Cumulative Redeemable Preferred Shares, Series 7 (the "Series 7 Preferred Shares") on June 30, 2020. As a result, subject to certain conditions, the holders of Series 7 Preferred Shares were notified of their right to choose one of the following options with regard to their shares: retain any or all of their Series 7 Preferred Shares and continue to receive an annual fixed-rate dividend paid quarterly; or convert, on a one-for-one basis, any or all of their Series 7 Preferred Shares into Cumulative Redeemable Preferred Shares, Series 8 (the "Series 8 Preferred Shares") of Husky Energy and receive a floating rate quarterly dividend. In June 2020, 212,461 Series 7 Preferred Shares were tendered for conversion, which is less than the one million shares required to give effect to conversions into Series 8 Preferred Shares. As a result, none of the Series 7 Preferred Shares were converted into Series 8 Preferred Shares on June 30, 2020. The new annual fixed-rate dividend applicable to the Series 7 Preferred Shares for the five-year period commencing June 30, 2020, to, but excluding, June 30, 2025 is 3.935%, being equal to the sum of the Government of Canada five-year bond yield of 0.415% plus 3.52% in accordance with the terms of the Series 7 Preferred Shares.

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 16

Cumulative Redeemable Preferred Share Dividends ($ millions)	Three months ended June 30,				Six months ended June 30,
	2020		2019		2020		2019
	Declared	Paid	Declared	Paid	Declared	Paid	Declared	Paid
Series 1 Preferred Shares	1	1	1	2	3	3	3	2
Series 2 Preferred Shares(1)	—	—	—	—	1	1	—	—
Series 3 Preferred Shares	3	3	3	3	6	6	6	3
Series 5 Preferred Shares	3	3	3	2	5	5	5	2
Series 7 Preferred Shares	1	1	1	2	3	3	3	2
	9	9	8	9	18	18	17	9
(1)Series 2 Preferred Share dividends declared and paid in the three months ended June 30, 2020 was less than $1 million (three months and six months ended June 30, 2019 was less than $1 million).
At June 30, 2020, preferred share dividends payable were $nil (June 30, 2019 – $8 million).
Stock-based Compensation
The following table summarizes the total expense (recovery) recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income (loss) for the Company’s stock option plan and performance share units (“PSU”) for the three and six months ended June 30, 2020 and 2019:

Stock-based Compensation (Recovery) ($ millions)	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Stock option plan	3	(2)	(1)	(3)
PSU	5	15	(9)	23
Stock-based compensation (recovery)	8	13	(10)	20
Earnings (loss) per Share

Earnings (loss) per Share ($ millions)	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Net earnings (loss)	(304)	370	(2,009)	698
Effect of dividends declared on preferred shares in the period	(9)	(8)	(18)	(17)
Net earnings (loss) - basic	(313)	362	(2,027)	681
Dilutive effect of accounting for stock options	—	(5)	(4)	(8)
Net earnings (loss) - diluted	(313)	357	(2,031)	673

(millions)
Weighted average common shares outstanding – basic and diluted	1,005.1	1,005.1	1,005.1	1,005.1

Earnings (loss) per share – basic ($/share)	(0.31)	0.36	(2.02)	0.68
Earnings (loss) per share – diluted ($/share)	(0.31)	0.36	(2.02)	0.67
For the three and six months ended June 30, 2020, 14 million tandem options (three and six months ended June 30, 2019 – 20 million) were excluded from the calculation of diluted earnings (loss) per share as these options were anti-dilutive.

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 17

Note 11 Financial Items

Financial Items ($ millions)	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Foreign exchange gain (loss)
Non-cash working capital	3	(39)	17	(31)
Other foreign exchange	25	41	(39)	63
Net foreign exchange gain (loss)	28	2	(22)	32
Finance income	4	16	18	36
Finance expenses
Long-term debt	(63)	(87)	(121)	(160)
Lease liabilities (note 6)	(24)	(34)	(49)	(55)
Other	(2)	(2)	(5)	(4)
	(89)	(123)	(175)	(219)
Interest capitalized(1)	9	44	51	84
	(80)	(79)	(124)	(135)
Accretion of asset retirement obligations (note 8)	(25)	(26)	(51)	(53)
Finance expenses	(105)	(105)	(175)	(188)
Total financial items	(73)	(87)	(179)	(120)
(1)Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 4% (2019 – 5%).
Note 12 Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Decrease (increase) in non-cash working capital
Accounts receivable	51	182	697	(1)
Inventories	158	63	569	(385)
Prepaid expenses	67	51	82	45
Accounts payable and accrued liabilities	(363)	(249)	(1,253)	(141)
Change in non-cash working capital	(87)	47	95	(482)
Relating to:
Operating activities	(28)	(42)	302	(456)
Financing activities	(8)	(5)	(5)	10
Investing activities	(51)	94	(202)	(36)

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 18

Note 13 Financial Instruments and Risk Management
Financial Instruments
The Company’s financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, derivatives, portions of other assets, lease liabilities and other long-term liabilities. Derivative instruments are measured at fair value through profit or loss (”FVTPL”). The Company’s remaining financial instruments are measured at amortized cost. For financial instruments measured at amortized cost, the carrying values approximate their fair value with the exception of long-term debt.
The following table summarizes the Company’s financial instruments that are carried at fair value in the condensed interim consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	June 30, 2020	December 31, 2019
Commodity contracts – FVTPL
Natural gas(1)	26	31
Crude oil(2)	(1)	11
Crude oil call options(3)	—	(2)
Crude oil put options(3)	6	(4)
Foreign currency contracts – FVTPL
Foreign currency forwards	—	2
Other assets – FVTPL	1	1
End of period	32	39
(1)Natural gas contracts includes a $5 million increase as at June 30, 2020 (December 31, 2019 – $4 million decrease) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $21 million at June 30, 2020 (December 31, 2019 – $19 million).
(2)Crude oil contracts includes a $6 million increase at June 30, 2020 (December 31, 2019 – $12 million increase) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $72 million at June 30, 2020 (December 31, 2019 – $136 million).
(3)Excludes net unsettled premiums of $16 million.
The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information, such as treasury rates and credit spreads, are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. At June 30, 2020, the carrying value of the Company’s long-term debt was $5.2 billion and the estimated fair value was $5.3 billion (December 31, 2019 carrying value of $5.0 billion, estimated fair value - $5.3 billion).
All financial assets and liabilities are classified as Level 2 fair value measurements, except the commodity put and call options under a short-term hedging program, which are classified as Level 1 fair value measurement, as they are determined using quoted market prices. During the three and six months ended June 30, 2020, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Risk Management Overview
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. It is also exposed to financial risks related to liquidity, credit and contract risks. The current challenging economic climate has significantly increased the Company’s exposure to these risks. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions; however, the success of these interventions is not currently determinable. Risk management strategies and policies are employed to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels. Responsibility for the oversight of risk management is held by the Company’s Board of Directors and is implemented and monitored by senior management within the Company.

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Market Risk
Commodity Price Risk Management
The Company uses derivative commodity instruments to manage exposure to price volatility on a portion of its crude oil and natural gas production, and uses firm commitments for the purchase or sale of crude oil and natural gas. These contracts meet the definition of a derivative instrument and have been recorded at fair value in accounts receivable, inventory, other assets, accounts payable and accrued liabilities and other long-term liabilities. All derivatives are measured at FVTPL other than non-financial derivative contracts that meet the Company’s own use requirements.
At June 30, 2020, the Company was party to crude oil purchase and sale derivative contracts to mitigate exposure to fluctuations in the benchmark price between the time a sales agreement is entered into and the time inventory is delivered. The Company was also party to third party physical natural gas purchase and sale derivative contracts in order to mitigate commodity price fluctuations. For the three and six months ended June 30, 2020, the net unrealized loss recognized on the derivative contracts was $63 million and $17 million (three and six months ended June 30, 2019 – net unrealized loss of $3 million and net unrealized loss of $60 million).
During the six months ended June 30, 2020, the Company continued a commodity short-term hedging program using put options to manage risks related to volatility of commodity prices.

Western Texas Intermediate Crude Oil Put Option Contracts
Type	Transaction	Term	Volume (bbls/day)	Put Price (US$bbl)(1)
Put options	Bought	July - Sept 2020	36,141	33.13
Put options	Sold	July - Sept 2020	32,609	27.37
(1)Prices reported are the weighted average prices for the period.
For the three and six months ended June 30, 2020, the Company incurred an unrealized loss of $33 million and an unrealized gain of $12 million respectively (three and six months ended June 30, 2019 – unrealized gain of $7 million). For the three and six months ended June 30, 2020, the Company incurred a realized gain of $34 million and $98 million respectively (three and six months ended June 30, 2019 – $1 million).These amounts are recorded in other - net in the condensed consolidated statements of income (loss).
Foreign Exchange Risk Management
The Company’s results are affected by the exchange rates between various currencies and the Company’s functional currency in Canadian dollars. As the majority of the Company’s revenues are denominated in U.S. dollars or based upon a U.S. benchmark price, fluctuations in the value of the Canadian dollar relative to the U.S. dollar may affect revenues significantly. To limit the exposure to foreign exchange risk, the Company hedges against these fluctuations by entering into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. revenue dollars.
Foreign exchange fluctuations will result in a change in value of the U.S. dollar denominated debt and related finance expense when expressed in Canadian dollars. At June 30, 2020, the Company had designated US $2.4 billion denominated debt as a hedge of the Company’s selected net investments in its foreign operations with a U.S. dollar functional currency (December 31, 2019 – US$2.4 billion). For the three and six months ended June 30, 2020, the Company incurred an unrealized gain of $106 million and an unrealized loss of $136 million (three and six months ended June 30, 2019 – unrealized gain of $58 million and $123 million) arising from translation of debt, net of tax of $14 million and tax recovery of $19 million, respectively, (three and six months ended June 30, 2019 – net of tax of $7 million and $17 million), which was recorded in hedge of net investment within other comprehensive income (loss).
Interest Rate Risk Management
The Company is exposed to fluctuations in short-term interest rates as the Company maintains a portion of its debt capacity in revolving and floating rate bank facilities and commercial paper and invests surplus cash in short-term debt instruments and money market instruments. The Company is also exposed to interest rate risk when fixed rate debt instruments are maturing and require refinancing or when new debt capital needs to be raised.
By maintaining a mix of both fixed and floating rate debt, the Company mitigates some of its exposure to interest rate changes. The optimal mix maintained will depend on market conditions. The Company may also enter into fair value or cash flow hedges using interest rate swaps.

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Credit and Contract Risk Management
Credit and contract risk represent the financial loss that the Company would suffer if a counterparty in a transaction fails to meet its obligations in accordance with the agreed terms. The Company actively manages its exposure to credit and contract execution risk from both a customer and a supplier perspective. The Company’s accounts receivables are broad based with customers in the energy industry and midstream and end user segments and are subject to normal industry risks. The Company’s policy to mitigate credit risk includes granting credit limits consistent with the financial strength of the counterparties and customers, requiring financial assurances as deemed necessary, reducing the amount and duration of credit exposures and close monitoring of all accounts. The Company is closely monitoring counterparty and customer risk in the current economic climate. At June 30, 2020 the Company’s accounts receivable balance was 94% current or less than 31 days past due.
Note 14 Government Grants
For the three and six months ended June 30, 2020, the Company accrued pre-tax recoveries for the Canadian Emergency Wage Subsidy of $47 million (three and six months ended June 30, 2019 – $nil), which is included in other-net in the condensed interim consolidated statements of income (loss).
Note 15 Commitments and Contingencies
During the six months ended June 30, 2020, the Company’s unconditional purchase obligations related to the purchase of refined products for Canadian truck transportation and retail networks decreased by $4.2 billion due to declining gasoline and diesel prices.

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